FINANCIAL RISK MANAGEMENT POLICY

Summary

1. PURPOSE	3
2. SCOPE	3
3. VALIDITY	3
4. INITIAL PROVISIONS AND GOVERNANCE	4
4.1 Financial Risk Management Committee	5
4.2 Governance and Duties	6
4.2.1 Board of Directors	6
4.2.2 Executive Board	6
4.2.3 Market Risk Area	7
4.2.4 Internal Audit	7
4.3 Independence	7
5. Eligible Instruments	8
6. MARKET RISK	9
6.1 Risk Factors	9
6.2 Exposure to Exchange Rates	9
6.2.1 Results of Operations Exposure	9
6.2.1.1 Source of Exposure	9
6.2.1.2 Risk Control Policy and Limits	10
6.2.2 Balance Sheet Exposure	10
6.2.2.1 Source of Exposure	10
6.2.2.2 Risk Control Policy and Limits	10
6.2.3 Net Equity Exposure	10
6.2.3.1 Source of Exposure	10
6.2.3.2 Risk Control Policy and Limits	11
6.3 Exposure to Commodities	11
6.3.1 Results of Operation Exposure	11
6.3.1.1 Source of Exposure	11
6.3.1.2 Risk Control Policy and Limits	11
6.3.2 Balance Sheet Exposure (uncovered consumption)	12
6.3.2.1 Source of Exposure	12
6.3.2.2 Risk Control Policy and Limits	12
6.3.3 Minimum Safety Inventory	12
6.3.3.1 Source of Exposure	12
6.3.3.2 Risk Control Policy and Limits	12
6.4 Exposure to Interest Rates	13
6.4.1 Source of Exposure	13
6.4.2 Risk Control and Limits Policy	13

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

6.5 Other Risk Factors	13
7. Counterparty Risk	13
7.1 Source of Exposure	13
7.2 Risk Policy and Control	14
8. MINIMUM CASH AND LIQUIDITY	14
8.1 Source of Exposure	14
8.2 Risk Policy and Control	14
9. GovernanCE and extrapolation of limits	15
10. GENERAL CONDITIONS	15
10.1 Business and Operational Procedures	16
11. ASSESSMENT OF THE Policy	16

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

1.	PURPOSE

The purpose of the Financial Risk Management Policy (FRMP) is to present the financial risk management guidelines for BRF SA (hereinafter referred to as BRF or the Company), the main focus of which includes market, counterparty and liquidity risks, as follows:

•	Setting forth limits, responsibilities and the required governance to carry out hedging transactions, in accordance with the criteria previously approved by the Board of Directors;
•	Presenting the principles, guidelines and responsibilities to be followed in the management process of financial risks inherent to the Company’s business;
•	Protecting the Company’s operational results against price variations/uncertainties in relation to monitored risk factors (currency, commodities and interests). For hedge operations in foreign currency, in addition to reducing volatility, hedge operations have the purpose of protecting operating result from any BRL appreciation against the foreign currency;
•	Protecting the financial result from adverse variations arising out of exchange rate variation of currencies against the Real that affect the Company’s balance sheet, as well as from the impacts of fluctuations in the price of commodities (corn and soybean complex) consumed in the production process;
•	Ensuring efficiency and efficacy in hedging against market risk exposure through the execution of financial instruments or following natural hedging and correlations among prices of different assets and markets;
•	Mitigating counterparty risk in contracted financial transactions, primarily with financial institutions, as well as setting forth guidelines for the maintenance of the liquidity required for the Company to comply with its financial obligations.
2.	SCOPE

Applicable to all units of BRF S.A. and its subsidiaries in Brazil and abroad (“BRF” or “Company”).

3.	VALIDITY

This Policy will be valid for a maximum period of one year from the date of its last approval by the Board of Directors.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

4.	INITIAL PROVISIONS AND GOVERNANCE

Financial risks management at BRF may be characterized as follows:

Focus:

•	Market, counterparty and liquidity risks.

Basic principles:

•	Financial risk management is a process and not an isolated event, and therefore it should involve all areas of the Company.
•	The implementation and dissemination of this culture should be led by the Board of Directors and by the Executive Board.
•	Risk Management requires a constant and critical observation of the models and methods established, guaranteeing in this way that they follow the Company’s development and evolution and its performing markets.
•	Ensuring the segregation of functions among the business areas and the Market Risk Management Area.

Components of the FRMP:

•	Definition of the Governance to be followed by BRF regarding the use of financial instruments.
•	Roles and responsibilities of each hierarchical level and areas involved in the risk management process.
•	Financial instruments allowed and maximum contracting limit.
•	Market risk factors and Company’s exposure.
•	Risk limits accepted by BRF and approved by the Board of Directors.
•	Implementation of the risk management process: risk assessment, control, information, communication and monitoring activities.

Risk management process:

The main steps of the risk management process include:

•	Definition of the market risk factors.
•	Establishment of the Company’s maximum exposure to market risk factors.
•	Establishment of the strategies and instruments to hedge against market risk factors.
•	Execution and communication of the hedging strategies.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

•	Periodic control and monitoring of the Company’s exposures contracted hedging instruments and limits set forth in the FRMP.
•	Monitoring and review of the methods and models used in the calculation of the exposure to market risk factors.

For counterparty and liquidity risks, the steps include:

•	Consolidation of BRF’s global exposure.
•	Risk assessment of each involved counterparty, pursuant to the criteria previously set forth in the FRMP.
•	Periodic control and monitoring of the Company’s exposure and limits set forth in the FRMP.
•	Specific methodology used to classify liquidity management.

The Company believes that in order to guarantee excellent risk management, in addition to focusing on operations, established principles and basic components of the FRMP, it is important to explicitly segregate the responsibilities of the described processes, primarily the functions among the areas responsible for the establishment, control and execution of operations/activities. Accordingly, the Market Risk Management Area is directly subordinated to the Chief Financial and Investor Relations Officer and is supported by the Financial Risk Management Committee to assess the full compliance with the FRMP and propose the applicable alternatives.

4.1	Financial Risk Management Committee

The Financial Risk Management Committee is a formally established body, subordinated to the Executive Board, responsible for ensuring the execution of the FRMP. The Financial Risk Management Committee has the power to veto any proposals of operations or resolutions that, in its view, are not appropriate for the Company.

The Financial Risk Management Committee will meet every month, or extraordinarily as required. The Financial Risk Management Committee is composed of members of the Executive Board.

The responsibilities of the Financial Risk Management Committee are:

•	Overseeing BRF’s financial risks management process.
•	Assessing and approving, within the established limits, hedging alternatives, pursuant to this Policy.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

•	Monitoring and tracking the Company’s exposure to risks and compliance with the FRMP.
•	Monitoring the performance of hedging transactions.
•	Formalizing all definitions and methodologies applied in the management of financial risks.
•	Proposing changes and amendments to the FRMP.
•	Contributing to the Company’s risk management culture.
4.2	Governance and Duties
4.2.1	Board of Directors

The Board of Directors is responsible for approving the FRMP prepared by the Financial Risk Management Committee and monitoring the compliance therewith, within the established global limits.

The Board of Directors:

•	Assesses and approves the FRMP.
•	Approves the eligible hedging instruments and the contracting limits.
•	Approves the limits deemed appropriate regarding the exposure to financial risk factors;
•	Approves any transactions above the limits set forth in this Policy;
•	Approves any adjustments to the FRMP before its expiration, upon request of the Financial Risk Management Committee.
4.2.2	Executive Board

The Executive Board of BRF will act directly in the management of financial risks, with full diligence and discipline, considering the following responsibilities:

•	Assessment of the Company’s positioning for each identified risk, according to the guidelines and policies set forth by the Board of Directors.
•	Approval of performance indicators to be used in risk management.
•	Promotion of actions for the strengthening and dissemination of the financial risk management culture.
•	Approval of proposals for global limits and analysis of suggestions for improvements in the FRMP.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

•	Approval of proposed amendments suggested in the conceptual framework of the financial risk management.
4.2.3	Market Risk Area

Based on the FRMP, the main duty of the Market Risk Area is to track, monitor, assess and communicate the financial risks incurred by BRF. This involves the following aspects:

•	Constant critical analysis of the scope of the FRMP.
•	Monitoring the compliance with risk exposures, according to the limits established by the FRMP.
•	Responsible for developing, monitoring and improving the calculation models of the Company’s exposure to risk factors.
•	Responsible for controls and risk reports of the Company’s exposure to financial risk factors, ensuring transparency in their disclosure.
•	Responsible for modeling and assessing market risk exposures, pinpointing and informing the magnitude of their potential impacts.
•	Responsible for mark-to-market calculation and models of financial instruments.
•	Responsible for disseminating the results of hedging operations to the Finance and Risk Management Committee and the Financial Risk Management Committee;
•	Presenting proposals for changes in exposure models to the Financial Risk Management Committee for consideration of the other members.
•	Providing the Financial Risk Management Committee with information of the Company’s exposure in relation to the mapped risk factors and suggesting mitigation alternatives.
•	Promoting discussions about other potential risk factors regarding prices that may affect the Company’s future results.
4.2.4	Internal Audit

The purpose of the Internal Audit is to systematically and continuously assess the financial risk management process and recommend improvements to it.

4.3	Independence

In order to segregate duties and ensure the independence of the methods, models, controls and information, the Market Risk Management Area will report directly to the Company’s Chief Financial and Investors Relations Officer.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

5.	Eligible Instruments

Pursuant to item 1 of this Policy, eligible hedging instruments include:

•	Swap Contracts (Currencies, Interest Rates and Commodities).
•	Futures Contracts (standardized and OTC – Currencies, Interest Rates and Commodities), such as NDF (Non Deliverable Forwards), Lock Exchange, Corn, Soy, Soy Meal and Soy Oil (B3 and CBOT).
•	Long call and put option contracts (Currencies and Commodities).
•	Debt issued in U.S. dollars and/or Euros, provided that recorded based on the hedge accounting method, in accordance with the specific accounting standards.

Any instrument, operation or strategy that, individually or jointly, creates any kind of additional leverage or is subject to leverage pursuant to contractual clauses is strictly forbidden.

Derivatives instruments underlying commercial contracts must comply with the rules described below.

Additionally, the limits below are to be observed:

•	Maximum maturity of 12 months for hedge instruments of operational exposure;
•	Commodity derivative instruments and currency transactions that are part of the commodities strategy may have a maximum maturity of 24 months.
•	The execution of individual derivative financial instruments whose principal amount exceeds two point five percent (2.5%) of the Company’s Net Equity (NE[1]) must be formally approved by the Chief Financial and Investor Relations Officer. These transactions, for information purposes, will be presented in the ordinary meetings of the Financial Risk Management Committee.
•	The execution of transactions involving derivative financial instruments may occur on a consolidated or fractional basis, at the exclusive discretion of the Financial Executive Area, considering market circumstances.
•	The limit for individually executing derivative instruments will not apply to roll over[2] transactions for the management of the Company’s Balance Sheet exposure.
•	All transactions are primarily subject to the limits set forth and described in this Policy, regardless of the type of instrument, purpose, volume and maturity.

Any exception in this chapter must be previously approved by the Board of Directors.

[1]Net Equity to be used in the calculation of the limit will be that of the Company’s last official quarterly disclosure.

[2] Roll over means any and all transactions that changes the the original maturity of derivative contracts, regardless of the instrument to be used, provided that the characteristics (hedged risk) of the original hedging strategy are maintained.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

6.	MARKET RISK

Market risk may be defined as the risk posed by price oscillations of the various risk factors identified in Company’s transactions. For this, BRF seeks to identify to which risk factors it is exposed and which of those can be protected by using financial or physical hedging transactions.

6.1	Risk Factors

To facilitate the understanding of the market risk involved in BRF’s activities, the risk factors currently included in this Policy are described below:

•	Exchange Rate: this refers to activities tied to the variation of currencies (other than BRL).
•	Commodities: this refers to activities tied to the variation in commodities prices, such as corn, soybean, soybean meal and soybean oil.
•	Interest Rates: this refers to activities tied to the variation in pre-fixed and post-fixed interest rates, in Brazilian Reais or other currencies.
6.2	Exposure to Exchange Rates

This section specifically addresses the exposure to variations in foreign exchange rates of currencies other than that of the Company’s financial statements. BRF has three types of exchange rate exposures: (1) results of operations exposure; (2) balance sheet exposure; and (3) net equity exposure.

6.2.1	Results of Operations Exposure
6.2.1.1	Source of Exposure

The exposure derives from the projection of operational revenues and costs directly and indirectly indexed to foreign currencies.

Direct exposure to foreign currency refers to revenues and costs originally denominated in such currencies, i.e., pricing is originally determined based on the net exchange rates of the relevant currencies. Indirect exposure refers to financial amounts denominated in Reais and pricing is indirectly affected by exchange rates.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

6.2.1.2	Risk Control Policy and Limits

To mitigate and control the risks arising from results of operations exposure to foreign exchange rate, specific risk assessment and control policies will be adopted, as follows:

•	Periodic calculation of results of operations net exposure in foreign currency.
•	Periodic tracking of the amortization flow of non-derivative financial instruments designated as hedge accounting[3].
•	The exposure limits regarding this specific risk are diligently monitored by the Company and calculated based on proprietary methods.
•	Financial instruments must be treated in accordance with IFRS – International Financial Reporting Standards and their reflexes must be duly included in the Company’s financial statements.
6.2.2	Balance Sheet Exposure
6.2.2.1	Source of Exposure

Balance sheet exposure derives from the accounting exposure of the balance sheets of the Company’s consolidated entities regarding the assets and liabilities indexed to currencies other than the functional currency of the relevant entities.

6.2.2.2	Risk Control Policy and Limits
•	Periodic calculation of the balance sheet exposure.
•	The exposure limit regarding this specific risk is diligently monitored by the Company and calculated based on proprietary methods.
•	Financial instruments must be recorded in accordance with IFRS – International Financial Reporting Standards and their reflexes must be duly included in the Company’s financial statements.
6.2.3	Net Equity Exposure
6.2.3.1	Source of Exposure

Accounting exposure deriving from investments in subsidiaries, affiliates or jointly controlled companies whose functional currency is not the Real. This exposure directly creates variations in other comprehensive income, affecting the Company’s net equity.

[3] Special accounting method that ensures that the hedging instrument is recorded at the same time and in same accounting entry as the hedged asset. BRF has a specific guideline for this type of accounting.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

6.2.3.2	Risk Control Policy and Limits
•	Periodic calculation of the Balance Sheet Exposure.
•	The treatment for this specific risk is diligently monitored by the Company and calculated based on proprietary method.
•	Financial instruments must be recorded in accordance with IFRS – International Financial Reporting Standards and their reflexes must be duly included in the Company’s financial statements.
6.3	Exposure to Commodities

Exposure to commodities refers to exposure to variations in commodities prices such as corn, soybean, soybean meal and soybean oil. As to the specific risk of price, BRF has two types of exposures: (1) results of operations exposure and (2) balance sheet exposure (uncovered consumption). In addition, there is exposure to the risk of shortage of corn and soybean meal in animal feed plants, referred to as Minimum Safety Inventory.

6.3.1	Results of Operation Exposure
6.3.1.1	Source of Exposure

Results of operations exposure derives from projected purchases of commodities.

6.3.1.2	Risk Control Policy and Limits

To mitigate the risks arising from full exposure to variation in commodities prices, specific risk control policies will be adopted, as follows:

•	Periodic calculation of result exposure.
•	Financial and commercial instruments will be considered hedging instruments if their purpose is to protect the Company against the variation in commodities prices.
•	The exposure limits regarding this specific risk are diligently monitored by the Company and calculated by proprietary methods.
•	Financial instruments must be recorded in accordance with IFRS – International Financial Reporting Standards and their reflexes must be duly included in the Company’s financial statements.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

6.3.2	Balance Sheet Exposure (uncovered consumption)
6.3.2.1	Source of Exposure

The administration of grain inventories is made by tracking the level of physical inventory. This may be done based on the fixed price, in which the price is already known and BRF owns the inventory; and based on the variable price, in which the price has not yet been determined (option of the seller) and a third party owns the inventory stored by BRF.

For the latter case, uncovered consumption may occur, i.e., in the event the Company uses the product in the production process and its price has not yet been determined with the producer. At this moment, the variation in spot market price affects BRF’s financial result, resulting in a variation in its result.

6.3.2.2	Risk Control Policy and Limits
•	Periodic calculation of balance sheet exposure.
•	The exposure limit regarding this specific risk is diligently monitored by the Company and calculated by a proprietary method.
•	Financial instruments must be recorded in accordance with IFRS – International Financial Reporting Standards and their reflexes must be duly included in the Company’s financial statements.
6.3.3	Minimum Safety Inventory
6.3.3.1	Source of Exposure

Derived from the exposure of the Company’s animal feed plants to the risk of shortage of commodities.

6.3.3.2	Risk Control Policy and Limits
•	Periodic calculation of the exposure.
•	The limit regarding this specific risk is diligently monitored by the Company and calculated by a proprietary method.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

6.4	Exposure to Interest Rates
6.4.1	Source of Exposure

Exposure arises from the interest rate indexed to financial investment operations (banks and public bonds), debtor risk, and in the company’s indebtedness transactions (banks and capital markets).

6.4.2	Risk Control and Limits Policy

In an effort to mitigate and control the risks arising from exposure to interest rates, the Company will adopt the following:

•	Periodical calculation of the exposure to interest rates;
•	Treatment for this specific risk is diligently monitored by the Company and quantified using a proprietary methodology;
•	Financial instruments must be addressed following the International Financial Reporting Standards (IFRS) and its effects duly presented in the Company’s financial statements.
6.5	Other Risk Factors

This section addresses transactions for which there is no standard in place, forcing BRF to carry out an individual assessment of these risks, such as inflation on costs, debt and expenses.

To carry out a transaction that does not follow the standards established in previous items, the same procedures described in this Policy to other risks must be observed and reported to Financial Risk Management Committee.

7.	Counterparty Risk

This item presents the guidelines for the allocation of the Company’s funds with financial institutions (banks) and sovereign debt focused on the risk of concentration on counterparties.

7.1	Source of Exposure

It derives from exposure of the Company’s funds classified as immediately available cash and cash equivalents (domestic and foreign market), funds in current accounts, highly liquid

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

amounts in transit, and credits and investments, among others, in addition to receivables from financial instruments.

7.2	Risk Policy and Control
•	The maximum concentration per financial institution is given by the sum of investments, current account and marked-to-market derivative positions.
•	The limits regarding this specific risk are diligently monitored by the Company and calculated by proprietary methods.
8.	MINIMUM CASH AND LIQUIDITY

This item presents the guideline for determining the appropriate liquidity level that allows the Company to meet its financial obligations. Events that may adversely affect the Company’s operational performance and restrict liquidity must be prevented and mitigated.

8.1	Source of Exposure

It derives from different classifications of cash and cash equivalents, comprised by marketable securities, notes issued by private entities (Financial Institutions) and amounts deposited in current account, among others, to ensure the fulfilment of BRF’s financial obligations.

8.2	Risk Policy and Control
•	The cash management methodology adopted by the Company considers three levels of short-term cash, as follows:
✓	Emergency Operational Cash: Cash required to meet the Company’s obligations for a period of three (3) months;
✓	Prudential Minimum Cash: Minimum cash required to meet the Company’s obligations for a period of twelve (12) months;
✓	Cash Complement: An amount above the minimum cash reflecting the cyclic nature of the Company.
•	The classification of cash, as well as the due treatment of the involved risks are treated in accordance with a specific methodology and diligently monitored by the Company.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

9.	GovernanCE and extrapolation of limits

The management indicators and closing reports of the previous month, including the control and calculation of limits, will be presented in the ordinary meetings of the Finance and Risk Management Committee.

The Executive Board will periodically monitor exposures and limits based on reports provided by the responsible area.

The extrapolation of limits assessed in monthly closing positions must be informed to the Board of Directors, which will address the issue.

In case of noncompliance during the reference month, the responsible area will be required to formally present to the Market Risk Management Area an adjustment plan or a justification for the extrapolation within two (2) business days. After this period of two (2) business days, the Market Risk Management Area must inform the Chief Financial and Investor Relations Officer about the extrapolation of limits. The Chief Financial and Investor Relations Officer will manage the consequences of the assumed risks until the monthly closing and inform the Board of Directors.

Moreover, the Market Risk Management Area must, at its discretion, contact the Global Chief Executive Officer of the Company and the members of the Board of Directors that are members of the Finance and Risk Management Committee, as required, in order to communicate material matters regarding the Company’s financial risk management.

10.	GENERAL CONDITIONS

Some relevant remarks are set out below:

•	Hedging transactions may be performed solely if they do not extrapolate, together, any of the established limits;
•	The Financial Risk Management Committee must pay special attention to all hedging transactions in case variables are close to any of the limits;
•	It is important to note that if there are structural factors influencing exposures (e.g. new borrowings, prepayments, changes in raw material purchases and in sales, etc.), the limits set forth in this Policy may be reviewed to reflect the new reality.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.

10.1	Business and Operational Procedures

All the procedures will be registered in the company in its operational system. Also, these procedures implicate in continuous training and monitoring of the activities developed by the professionals involved.

11.	ASSESSMENT OF THE Policy

This Financial Risk Management Policy will be continuously assessed and annually reviewed. Exceptional reviews will be permitted provided that the reasons are compatible with the urgency. These reviews must also necessarily be submitted to the Board of Directors of BRF, and the Executive Board may be consulted.

Corporate Policy: 04.14.001	Issue Date: 12/23/2020	Revision nº: 01

The full or partial reproduction, sharing or undue use of the contents hereof without the prior written consent of BRF S.A. is expressly forbidden. The violation of the rights herein protected will subject the infringer to the penalties set forth in applicable law.